SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments thereto Filed
Pursuant to Rule 13d-2(a)

(Amendment No. 1)*

ALLIED HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

019223106
(CUSIP Number)

JB Capital Partners, L.P.
5 Evan Place
Armonk, New York 10504
(914) 273-4866
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2004
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the *Notes*).

1. Names of Reporting Persons
    JB Capital Partners, L.P.
    I.R.S. Identification Nos. of above persons (entities only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b) x

3. SEC Use Only

4. Source of Funds
    WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [   ]

6. Citizenship or Place of Organization
    Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power: -0-

8. Shared Voting Power: 1,020,800

9. Sole Dispositive Power: -0-

10. Shared Dispositive Power: 1,020,800

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,020,800

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (9)
    11.5%

14. Type of Reporting Person (See Instructions)
    PN

1. Names of Reporting Persons
   Alan W. Weber
   I.R.S. Identification Nos. of above persons (entities only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b) x

3. SEC Use Only

4. Source of Funds
   PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [   ]

6. Citizenship or Place of Organization
   United States

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power: 49,100

8. Shared Voting Power: 1,020,800

9. Sole Dispositive Power: 49,100

10. Shared Dispositive Power: 1,020,800

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,069,900

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (9)
    12.1%

14. Type of Reporting Person (See Instructions)
    IN

This Statement on Schedule 13D/A Amendment No. 1 (the "Amendment No. 1") is filed on behalf of the Filing Parties with the Securities and Exchange Commission (the " Commission"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Capitalized terms used in the Schedule 13D and not defined herein shall have the meanings given therein.

Item 4 is hereby amended to add the following:

ITEM 4.   PURPOSE OF TRANSACTION

On October 18, 2004, Mr. Weber sent a letter (the "October Letter") to Mr. Hugh Sawyer, President and Chief Executive Officer of the Issuer. In the October Letter, Mr. Weber requested a seat on the Issuer's Board of Directors, as a shareholder and general partner of a shareholder owning in the aggregate 12.1% of the Issuer's Common Stock, to monitor future financial transactions to be sure they were in the interest of all shareholders. Mr. Weber requested appointment to the Board of Directors because of the importance of properly managing the Issuer through changes in the industry and challenging economic conditions.

The Filing Parties believe that the shares of Common Stock of the Issuer are undervalued and represent an attractive investment opportunity. They presently have no plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Filing Parties intend to have an open communications with the Issuer's management in order to monitor their efforts to increase stockholder value. The Filing Parties may buy some or sell some or all of their securities, in the open market or through privately negotiated transactions, or change their intention with respect to any and all matters referred to in this Item 4.

Item 5(a)-(c) are hereby amended and restated as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of a group, is as follows:

Filing Parties	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose:	Approximate Percentage
JB Capital	1,020,800	0	1,020,800	11.5%
Alan W. Weber (1)	49,100	49,100	1,069,090	12.1%

* Based on 8,873,390 shares of Common Stock, no par value, outstanding as of April 30, 2004, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended March 31, 2004

(1) This amount includes Common Stock beneficially owned and held in the accounts of Mr. Weber's children. Mr. Weber has investment discretion over the account of his children.

(c) During the past 60 days, the filing Parties effected no transactions in the Common Stock other than those set for the in the following table:

Filing Party	Date	Buy or Sell	Number of Shares	Price
JB Capital Partners	08/20/2004	Buy	11,500	$2.9419
JB Capital Partners	08/23/2004	Buy	1,000	$2.95
JB Capital Partners	08/24/2004	Buy	1,400	$3.00
JB Capital Partners	09/07/2004	Buy	15,000	$2.89
JB Capital Partners	09/08/2004	Buy	7,500	$2.73

Item 7 is hereby amended to add the following:

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

The following document is filed herewith:

(b)   Letter to Mr. Hugh Sawyer, President and Chief Executive Officer of Allied Holdings, Inc. dated October 18, 2004

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: October 19, 2004

JB Capital Partners, L.P.

By: /s/ Alan W. Weber
      Name: Alan W. Weber
      Title: General Partner

By: /s/ Alan W. Weber
      Alan W. Weber

EXHIBIT INDEX

The following document is filed herewith:

	Exhibit	Page
(a)	Joint Filing Agreement by and between JB Capital Partners, L.P. and Alan W. Weber dated as of June 15, 2004.	Previously Filed
(b)	Letter to Mr. Hugh Sawyer, President and Chief Executive Officer of Allied Holdings, Inc. dated October 18, 2004	8

EXHIBIT B

JB Capital Partners
5 Evan Place
Armonk, New York 10504
(914) 273-4709

October 18, 2004

VIA FACSIMILE AND U.S. Mail

Mr. Hugh Sawyer
President and Chief Executive Officer
Allied Holdings, Inc.
160 Clairemont Avenue
Decatur, Georgia 30030

Dear Hugh:

I am the general partner of JB Capital Partners, L.P. ("JB Capital"), an investment limited partnership with a philosophy of making long-term investments. JB Capital's and my personal holdings in Allied Holdings Inc. ("Allied") total 1,069,900 shares of Allied or 12.1% of the shares outstanding.

I am writing to you to request a seat on the Board of Directors of Allied. Excluding options currently granted to independent directors, my personal ownership and JB Capital's ownership represent approximately 50 times the combined interest of all the current independent directors who have never been employed by Allied. As a Director with a large personal financial and fiduciary interest and no ties to Allied's management, I would be personally motivated only to protect the investment of all shareholders of Allied.

I believe the car hauling industry is going through significant changes. Companies competing in the car hauling industry are financially leveraged. At the same time the industry is going through a major consolidation. Allied in particular will be required to refinance its debt in the next few years To protect and maximize the investment of all shareholders in Allied, I want to make certain that all proposed financial transactions are in the best interest of all shareholders. The interest of all shareholders will best be protected by an independent shareholder with a large personal and fiduciary ownership interest serving on the Board of Directors.

Hugh, I am not questioning your judgment or integrity or the judgment or integrity of any other Director at this point. The importance of properly managing Allied through changes in the industry and the challenging economic conditions has made me request an appointment to the Board of Directors. Allied's failure to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, however, has forced me to request the appointment immediately.

I look forward to hearing from you and the Board of Directors regarding my request at your earliest convenience.

Sincerely,

Alan W. Weber

cc: Board of Directors
     T. Duffy
     D. Rawden